Special General Meeting of Therapix Biosciences Ltd.

Date: March 1, 2021

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

Special General Meeting:

	For	Against	Abstain
1. To approve the amendments to the Company's Amended and Restated Articles of Association to eliminate the par value of the Company's Ordinary Shares and to increase the Company's share capital, as detailed in the Proxy Statement, dated January 25, 2021.	☐	☐	☐
2. To approve the amendments to the Company's Compensation Policy for executives and directors, as detailed in the Proxy Statement, dated January 25, 2021.	☐	☐	☐
	Yes	**No**	
Do you confirm that you are NOT a "Controlling Shareholder" in the Company and/or do NOT have a "Personal Interest" (as defined in the Proxy Statement) in the approval of Proposal No. 2? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2).	☐	☐	
	For	**Against**	**Abstain**
3. To approve to approve the terms of compensation of the Company's chairperson of the board of directors, chief executive officer and non-executive directors, as detailed in the Proxy Statement, dated January 25, 2021.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

_______________ Please Sign Here   _______________ Please Date Above

_______________ Please Sign Here   _______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special General Meeting of Therapix Biosciences Ltd. to be Held on March 1, 2021 for Holders as of February 1, 2021

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

For additional information, please use the following web link: http://therapix.investorroom.com/SEC-Filings

All votes must be received by 12:00 p.m. E.S.T. on February 24, 2021

PROXY TABULATOR FOR
THERAPIX BIOSCIENCES LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2021 Mediant Communications Inc. All Rights Reserved

Therapix Biosciences Ltd.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.S.T. on February 24, 2021)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Therapix Biosciences Ltd.** (the "**Company**") registered in the name of the undersigned on the books of the Depositary as of the close of business on **February 1, 2021** at the **Special General Meeting** of the shareholders of the Company, to be held on **March 1, 2021** at **3:00 p.m. (Israel time) / 8:00 a.m. (Eastern Time)**, at the offices of Meitar Law Offices, 16 Abba Hillel Silver Rd. Ramat Gan 5250608, Israel, or depending on developments with respect to the coronavirus (COVID-19) pandemic, we might hold the Meeting virtually on the above date and time instead of in person or at any adjournment thereof, in respect to the resolutions specified on the reverse side.

NOTES:

1. **Please direct the Depositary how it is to vote by placing "X" in the appropriate box opposite each agenda item.**
2. **The Depositary shall not vote or attempt to exercise the right to vote that attaches to such Shares or other Deposited Securities other than in accordance with such instructions or deemed instructions.**
3. **If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, as applicable, your shares will not be voted for Proposals No. 2 We are not aware of controlling shareholders under the Companies Law in the Company.**

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
THERAPIX BIOSCIENCES LTD.
P.O. BOX 8016
CARY, NC 27512-9903